UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Pure Cycle Corporation
(Name of Issuer)

Common Stock, par value 1/3 of $0.01 per share
(Title of Class of Securities)

746228303
(CUSIP Number)

Plaisance Capital LLC 250 Fillmore Street, Suite 525 Denver, Colorado 80206 Telephone (720) 774-6202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	746228303

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Plaisance Capital LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,754,609

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,754,609

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,754,609

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.77%

14.	TYPE OF REPORTING PERSON

OO, IA

CUSIP No.	746228303

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Plaisance SPV I, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,684,097

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

2,684,097

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,684,097

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.28%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	746228303

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel Kozlowski

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,754,609

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,754,609

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,754,609

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.77%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	746228303

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value 1/3 of $0.01 per share (the “Common Stock”), of Pure Cycle Corporation, a corporation incorporated under the laws of the State of Colorado, U.S.A. with its principal executive offices located at 34501 E. Quincy Avenue, Bldg. 34, Watkins, CO (the “Issuer”).

Item 2.	Identity and Background.

(a)-(c)

This Schedule 13D is being filed jointly by (i) Plaisance Capital, LLC, a Delaware limited liability company, (ii) Plaisance SPV I, LLC, a Delaware limited liability company, and (iii) Daniel Kozlowski, a United States citizen (collectively, the “Reporting Persons”).

The principal business address of the Reporting Persons is 250 Fillmore Street, Suite 525, Denver, Colorado 80206.

Daniel Kozlowski is the managing member of Plaisance Capital, LLC, an investment management firm that serves as the investment manager to Plaisance SPV I, LLC, a private investment fund and other private investment funds.  The principal business of Plaisance SPV I, LLC is purchasing, holding and selling securities for investment purposes.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Common Stock beneficially owned by the Reporting Persons came from the working capital of Plaisance SPV I, LLC and other private investment funds managed by Plaisance Capital, LLC.

No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons hold their shares of the Common Stock of the Company for investment purposes. The Reporting Persons intend to communicate, directly or through intermediaries, with members of the Issuer’s management and board of directors, concerning matters relating to the business and affairs of the Issuer, including discussions relating to the composition and selection of the Issuer’s board of directors and management team generally, and the potential for representation by the Reporting Persons on the Issuer’s board of directors. These discussions may also include assisting and engaging with the Issuer on a review of its strategic activities, assessment of its organization, opportunities for operational improvement, and the pursuit of initiatives for enhancing shareholder value (including but not limited to strategic mergers and acquisitions, balance sheet optimization, use of leverage, dividend and share repurchase policy, or a going private transaction).

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may at any time and from time to time, (i) acquire Common Stock and/or other securities of the Issuer (collectively, “Issuer Securities”), (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) engage in or encourage communications with the Issuer, members of management and the board of directors of the Issuer, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any items mentioned in this Statement, and/or (iv) take such other actions and pursue such other options with respect to their investment in the Issuer as they deem appropriate including, without limitation, any of the actions referred to in paragraphs (a)-(j) of Item 4 of Schedule 13D under the Act, as amended.

Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Act, as amended.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)

As of the date hereof, Plaisance Capital LLC and Daniel Kozlowski may be deemed to be the beneficial owner of 3,754,609 shares of Common Stock or 15.77% of the shares of the Common Stock of the Issuer and Plaisance SPV I, LLC may be deemed to be the beneficial owner of 2,684,097 shares of Common Stock or 11.28% of the shares of the Common Stock of the Issuer, based upon the 23,801,598 shares of Common Stock outstanding as of July 5, 2019, according to the Form 10-Q filed by the Issuer on July 8, 2019.

Each of Plaisance Capital LLC and Daniel Kozlowski has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 3,754,609 shares of Common Stock. Plaisance SPV I, LLC has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 2,684,097 shares of Common Stock.

Each of Plaisance Capital LLC and Daniel Kozlowski has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 3,754,609 shares of Common Stock. Plaisance SPV I, LLC has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 2,684,097 shares of Common Stock.

The transactions in the Common Stock by the Reporting Persons during the past sixty days are set forth in Exhibit B.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 2019
(Date)

PLAISANCE CAPITAL LLC
By:	/s/ Daniel Kozlowski
Daniel Kozlowski, Managing Member

PLAISANCE SPV I, LLC
By:	Plaisance Capital LLC, its managing member
By:	/s/ Daniel Kozlowski
Daniel Kozlowski, Managing Member of Plaisance Capital LLC

DANIEL KOZLOWSKI
/s/ Daniel Kozlowski

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated October 15, 2019, relating to the Common Stock, par value 1/3 of $0.01 per share of Pure Cycle Corporation shall be filed on behalf of the undersigned.

October 15, 2019
(Date)

PLAISANCE CAPITAL LLC
By:	/s/ Daniel Kozlowski
Daniel Kozlowski, Managing Member

PLAISANCE SPV I, LLC
By:	Plaisance Capital LLC, its managing member
By:	/s/ Daniel Kozlowski
Daniel Kozlowski, Managing Member of Plaisance Capital LLC

DANIEL KOZLOWSKI
/s/ Daniel Kozlowski

Exhibit B

Schedule of Transactions in Shares by Other Clients of Plaisance Capital LLC

DATE	SECURITY	TRANSACTION	AMOUNT	PRICE
9/13/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	5,000	11.27
9/16/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	10,000	10.94
9/17/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	5,000	10.94
9/17/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	5,000	10.72
9/18/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	5,000	10.82
9/18/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	5,000	10.80
9/19/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	5,000	10.70
9/19/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	2,500	10.98
9/19/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	5,000	10.81
9/19/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	10,000	10.61
9/20/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	7,500	10.49
9/20/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	7,500	10.44
9/20/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	5,000	10.40
9/20/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	2,500	10.70
9/24/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	5,000	10.80
9/24/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	5,000	10.78
9/27/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	2,500	10.37
9/27/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	1,500	10.38
9/27/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	1,000	10.45
9/30/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	500	10.28
9/30/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	1,500	10.24
9/30/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	500	10.28
10/1/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	2,500	10.47
10/1/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	2,250	10.46
10/1/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	1,000	10.39
10/2/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	10,750	10.32
10/3/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	5,750	10.26
10/3/2019	Common Stock, par value 1/3 of $0.01 per share	Sell	4,000	10.30
10/7/2019	Common Stock, par value 1/3 of $0.01 per share	Purchase	112,057	9.75
10/7/2019	Common Stock, par value 1/3 of $0.01 per share	Purchase	153,846	9.75
10/10/2019	Common Stock, par value 1/3 of $0.01 per share	Purchase	2,500	10.87
10/10/2019	Common Stock, par value 1/3 of $0.01 per share	Purchase	2,500	10.69
10/11/2019	Common Stock, par value 1/3 of $0.01 per share	Purchase	5,000	11.01
10/14/2019	Common Stock, par value 1/3 of $0.01 per share	Purchase	5,000	10.88
Schedule of Transactions in Shares by Plaisance SPV I, LLC
10/7/2019	Common Stock, par value 1/3 of $0.01 per share	Purchase	2,684,097	9.75